UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Adjustments of the Exercise Price of Certain Warrants

Due to the share consolidation of the issued and outstanding Class A common shares at the ratio of one-for-twenty (the “Share Consolidation”) of Dogness (International) Corporation, a British Virgin Islands company (the “Company”), as disclosed in the Current Report on Form 6-K dated November 6, 2023, the exercise price of (i) warrants issued to placement agents of the registered offering of the Company closed on July 19, 2021 (the “July 2021 Placement Agent Warrants”) and (ii) warrants issued to certain institutional investors in the registered offering of the Company closed on June 3, 2022 (the “June 2022 Investors Warrants”), are adjusted as follow:

	New Exercise Price	Effective date
July 2021 Placement Agent Warrants	$36.40	November 8, 2023
June 2022 Investors Warrants	$3.0202	November 30, 2023

In connection with the Share Consolidation, the aggregate number of warrant shares underlying the July 2021 Placement Agent Warrants have decreased from 174,249 to 8,713, and the aggregate number of warrant shares underlying the June 2022 Investors Warrants have decreased from 2,181,820 to 109,092.

Nasdaq Letter regarding Regaining Compliance with Closing Bid Price Requirement.

On March 22, 2023, Staff notified the Company that its Class A common shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Since then and following the Company’s Share Consolidation, Staff has determined that for the 10 consecutive business days, from November 7, 2023, to November 20, 2023, the closing bid price of the Company’s Class A common shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: December 6, 2023	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized
Officer